
WE REACH
50 COUNTRIES


WE SERVE
300 GLOBAL 1000 CLIENTS


WE MANAGE
84 CONTACT CENTERS


WE SPEAK
25 LANGUAGES

SITEL.

SITEL CORPORATION 2001

FINANCIAL HIGHLIGHTS

For the Year Ended December 31, *(in thousands, except per share data)*	**2001**	2000	1999	1998	1997
INCOME STATEMENT DATA—AS REPORTED:					
Revenues	**$725,048**	$764,447	$737,522	$586,318	$491,474
Operating expenses	**708,565**	722,151	709,626	567,486	456,531
Asset impairment and restructuring expenses[a]	**26,185**	3,520	9,596	6,607	15,681
Operating income (loss)	**(9,702)**	38,776	18,300	12,225	19,262
Net income (loss)[a]	**$(22,580)**	$ 12,741	$ (809)	$ (1,088)	$ 2,812
Weighted average common shares outstanding:					
Basic	**73,424**	71,052	66,550	63,888	61,764
Diluted	**73,424**	75,201	66,550	63,888	68,811
Income (loss) from continuing operations per common share:					
Basic	**$ (0.31)**	$ 0.18	$ (0.01)	$ (0.01)	$ 0.05
Diluted	**$ (0.31)**	$ 0.17	$ (0.01)	$ (0.01)	$ 0.04
INCOME STATEMENT DATA—EXCLUDING SPECIAL CHARGES[a]:					
Operating income	**$ 16,483**	$ 42,296	$ 27,896	$ 18,832	$ 34,943
Net income	**$ 885**	$ 14,738	$ 7,491	$ 3,471	$ 18,493
Income per common share:					
Basic	**$ 0.01**	$ 0.21	$ 0.11	$ 0.05	$ 0.30
Diluted	**$ 0.01**	$ 0.20	$ 0.10	$ 0.05	$ 0.27

(a) The year ended December 31, 2001, included $26.2 million of charges related to the Company's restructuring announced in June 2001, $1.3 million of losses on disposals of fixed assets, and a $0.8 million charge to write off deferred credit acquisition costs. The Company recognized a $2.2 million tax benefit for these charges. The year ended December 31, 2001, also included a net tax benefit of $6.0 million expected to be realized in future years, resulting from the Company's election to treat certain foreign operations as branches of the U.S. company, and a $3.3 million valuation allowance for U.K. deferred tax assets. Income Statement Data—Excluding Special Charges presents 2001 operating results excluding these items and presents operating results for 2000, 1999, 1998, and 1997, excluding the asset impairment and restructuring expenses in those years.

At December 31, *(in thousands)*	**2001**	2000	1999	1998	1997
BALANCE SHEET DATA:					
Working capital	**$ 72,677**	$ 93,583	$ 87,384	$ 41,660	$ 39,545
Total assets	**355,466**	380,222	432,909	405,610	385,880
Long-term debt, net of current portion	**107,040**	108,341	148,330	116,237	115,488
Stockholders' equity	**140,040**	169,582	160,698	161,854	158,388

WE TAKE CARE OF 200 MILLION CUSTOMERS AROUND THE WORLD.

SITEL Corporation is a leading global provider of outsourced customer support services. SITEL specializes in the design, implementation and operation of complex, multi-channel contact centers. We support the customer relationship management (CRM) strategies of many of the world's leading brands, primarily in the consumer, *financial services*, *insurance*, *technology*, telecommunications and utility industries. By providing customer acquisition, customer care, technical support and risk management services on an outsourced basis, we assist clients with attaining greater levels of customer satisfaction and loyalty. We additionally provide operational and information technology professional services for the in-house market focused on delivering productivity improvements and cost efficiencies.

Founded in 1985, SITEL has grown to include operations in North America, Europe, Asia Pacific and Latin America. SITEL has 25,000 committed employees worldwide who handle *more than* 1.5 *million customer contacts each* day. SITEL operates over 18,000 workstations in 84 owned or contracted contact centers located in 20 countries, and offers services in more than 25 languages and dialects.

TO OUR SHAREHOLDERS



James F. Lynch

2001 was a year of change for SITEL. In a difficult year for many companies, we were able to realign ourselves to withstand economic uncertainties and stay on track for revenue and profit growth. Major cost-cutting and restructuring initiatives in the first half of the year led to increased revenues, operating profits, and net income in the second. The fourth quarter of 2001 was the first in two years where revenues increased both sequentially and from the prior year's comparable quarter. This improvement, when coupled with indications that the market for outsourced customer support services is expected to grow rapidly over the next several years, is very encouraging. I am confident that our efforts to refocus and right-size the Company in 2001 have positioned us to respond quickly to, and take advantage of, market demand while strengthening our position as an industry leader.

FINANCIAL PERFORMANCE

Revenues for the year 2001 were $725.0 million, down from revenues of $764.4 million in 2000. The Company did, however, realize sequential revenue growth in the fourth quarter of 2001 with revenues of $189.5 million, up from $173.8 million in the third quarter. Operating profits and net income, excluding various special charges related to the restructure and certain deferred income tax adjustment in the third quarter, also increased sequentially in the fourth quarter. Our operating income in the fourth quarter of 2001 was $8.4 million, or 4.4% of revenues, up 36% from operating income of $6.1 million, or 3.5% of revenues, recorded in the third quarter of 2001. The Company's net income for the fourth quarter of 2001 doubled to $2.9 million, or $0.04 per diluted share, up from $1.1 million, or $0.02 per diluted share, in the third quarter.

CORPORATE RESTRUCTURING

In June of 2001, the Company initiated a comprehensive restructuring plan to intensify our focus on our core competencies, accelerate revenue growth, reduce fixed overhead, and improve profitability. At the heart of the new decentralized structure is 15 client-centric Business Units run by talented and experienced leaders with independent profit-and-loss accountability. Our Business Units are structured to concentrate on our core competencies of customer acquisition, customer care, technical support, and risk management; client service across a range of geographies; and our established expertise in several vertical markets including consumer products, financial services, insurance, telecommunications, ISP and cable, technology, and energy and utilities.

In 2001, the Company established its Enterprise Solutions Group (ESG). This Business Unit has responsibility for selling, designing, building, and running complex contact center services for SITEL's multi-national clients, ensuring that these complex programs deliver performance consistency across all sites and countries. The ESG additionally has responsibility for the Company's operational and technology professional services.

Our revenue growth and increased profitability in the second half of 2001 are promising indicators of the success of the restructuring plan and viability of the decentralized model.

MARKETPLACE SUCCESSES

SITEL celebrated a number of new client wins in 2001. Newly formed business relationships include those with Genesis Power in New Zealand; Cable & Wireless in Panama; DSL CPE Group of Alcatel in Europe; CallInvest in Germany; Avaya in Europe and Singapore; Ericsson in Switzerland, the Netherlands, Belgium and Brazil; and Group3G in Germany. 2001 was also a year of expanded existing relationships with Seeboard in the United Kingdom, American Express in the Netherlands and Belgium, Deutsche Telekom in Germany, Belgacom Mobile and the Flemish Government

REVENUE BY SERVICE MIX


25.6%
Customer Acquisition
2.3%
Other
5.6%
Risk
Management
12.0%
Technical
Support
54.5%
Customer Care

REVENUE BY GEOGRAPHIC MIX


27.1%
Europe
3.5%
Asia Pacific
5.9%
Latin America
63.5%
North America

REVENUE BY INDUSTRY MIX


22.9%
Financial Services
7.4%
Insurance
2.5%
Other
17.8%
Telecommunications,
ISP, Cable
5.4%
Energy and
Utilities
14.5%
Technology
29.5%
Consumer
Products

in Belgium, Hewlett Packard in Spain and France, Capital One in the United Kingdom and the United States, and Aegon and Mass Marketing Insurance Group in the United States, plus growth in several of our ESG clients.

GLOBAL FOOTPRINT

SITEL continues to benefit from its investment in its international operations. Approximately 41% of the Company's 2001 revenues came from clients served outside of the United States. The fastest-growing region for the Company during 2001 was Latin America, where revenues grew as a percent of total revenues from 4.3% in the first quarter to 7.4% in the fourth quarter. Towards the end of 2001, the Company extended its presence in Latin America to Panama, through a multi-year facility management agreement with Cable & Wireless that additionally provides for joint marketing efforts to generate third-party Spanish-language programs for the facility.

Also during 2001, as market interest in cost-competitive offshore solutions reached a new high, the Company opened its offshore contact center in Mumbai, India (a joint venture with Tata International), where it is providing technical support and customer care services for English-speaking customers.The Company also continued providing customer care services from its joint venture offshore facility in Jamaica.

In addition, to further strengthen our international capabilities, SITEL is implementing a state-of-the-art Global Private Network (GPN). When completed, the GPN will allow for cost-effective voice and data connectivity between all of SITEL's contact centers around the world.

LOOKING AHEAD

SITEL has been a leader in the outsourced customer support service industry since the Company's founding in 1985. In 1995 we became the first of our peers to go public and, beginning in 1996, the first to expand internationally. We have always been quick to anticipate and respond to market demands, particularly with respect to the impact of globalization and client demand for consistent contact center and customer support services—wherever, whenever, and however they communicate with customers.

The Company is clearly positioned to capitalize on its strategic investment in ensuring consistent services around the world. Our global footprint is the largest in the industry. Our service levels are consistently excellent. We have been awarded citations for exceptional customer service in several countries including Canada, United Kingdom, Germany, Spain, Australia, and Singapore. Most importantly, all of our clients benefit from our worldwide best practice approach to operational excellence, human resource management, and technological innovation.

I am very excited about our market position and future prospects. Our geographic scope, industry specialization, and fully rounded customer support offerings are unrivaled. Our decentralized business model is strong. Our aggressive efforts in 2001 to focus on controlling overhead costs and increasing revenue will continue to improve profitability and shareholder value.

We would like to thank our clients, partners, employees, and you, our shareholders, for your support and dedication. We look forward to continued success in 2002.

Sincerely,

James F. Lynch
Founder, Chairman, CEO


WE BUILD LOYALTY. WE CREATE VALUE.
WE GET THE JOB DONE.
15 MILLION E-MAIL AND WEB CHAT CONTACTS HANDLED
8 MILLION NE
150 MILLION SALES CONTACTS MADE
400 MI


W CARDHOLDERS WELCOMED
150,000 INSURANCE POLICIES SOLD
LLION CALLS HANDLED

THE CLIENT

SITEL's client is one of the largest automotive manufacturers in the world. This client provides its dealers, as well as existing and potential customers, with world-class customer service support before, during, and after the sale.

THE STORY

On Sunday, June 30, 2001, a call came in to SITEL's client-dedicated contact center in Florida. It was a call for assistance from a Louisiana native vacationing with his family in Texas. Stuck in a remote Texas town, the owner's car had broken down. They needed a tow, and they needed to find the nearest dealership. Kathy Jackson, a SITEL customer relationship manager (CRM) took the call. Within minutes, she arranged to have the vehicle towed to a local dealership for repairs. An hour later, the owner called again from the dealer's service department. The dealer needed an auto part that was unavailable in the small Texas town. Kathy took care of everything—she located the part at a Houston dealership, had it delivered via overnight mail, and even found the owner's family rooms for the night in a nearby hotel.

THE SITEL ADVANTAGE

SITEL creates value for its clients by increasing customer satisfaction and loyalty. In the case of this automotive manufacturer, service *is, in fact, the operative word and chief objective. "Whatever that customer needs, it's our job to get it done—quickly, effectively, and with a positive attitude," says Kathy. "It's all about going that extra mile."*



WE TAKE CARE OF EVERYTHING.

SITEL emphasizes long-term business relationships that allow us the time and ability to cultivate more valuable relationships with our clients' customers. SITEL finds ways to increase quality and reduce costs for our clients through disciplined contact center management techniques such as detailed measurement of customer service professionals' (CSP) performance, in-depth employee training on specific client programs and industry issues, and continuous technological and process improvements.

No one solution fits the needs of every client's business and philosophy; therefore, each of our services is customized based upon information provided by our clients, as well as SITEL's experience and expertise with the implementation of large, integrated customer contact centers. We are capable of supporting multiple communications channels (telephony, IVR, web, e-mail, facsimile, etc.) as necessary or desired, providing support solutions that are both proactive and reactive to customer demands.

Finally, because each customer relationship is valuable, SITEL offers complete solutions, which allow our clients to leverage each customer contact, providing added value in each stage of the customer life cycle.

CUSTOMER ACQUISITION

SITEL's customer acquisition services include prospect identification, campaign management, lead generation, and fulfillment. In coordination with our clients' sales objectives, we implement and execute marketing campaigns using multi-channel communications in coordination with advertising and promotional sales programs. By tracking customer value over time against the cost of acquisition, we help our clients improve the quality and value of new customers while reducing the total cost of acquisition.

SITEL helps clients find and win customers through:

- *list building*
- *outbound sales*
- *inbound sales or order taking*
- *lead generation*
- *direct response television/bureau*
- *product information requests related to potential sales*
- *subscription renewals*
- *database maintenance and updating*

CUSTOMER CARE

Focused on enhancing the customer experience, SITEL has customer care services that range from utilizing self-service products for frequently asked questions, to using web chat sessions for complex installation problems, to employing highly trained technicians for product support. We specialize in the design and delivery of complex, multi-channel solutions, including the use of cost-competitive offshore locations. We act as the voice of the customer to our clients, providing valuable, real-time feedback on new products or campaigns.

SITEL's customer care services include:

- *complaint and issue resolution*
- *change of personal details and billing information*
- *thank you and loyalty initiatives*
- *reservations*
- *insurance claims processing*
- *fraud detection/prevention calls*
- *back office requests, such as connecting a new line, disconnecting service, and requesting maintenance support*
- *warranty call handling*
- *administrative support regarding a customer's policy, lease, or account*

"Each of our solutions represents SITEL's ability to add value to our client's primary business objective."







TECHNICAL SUPPORT

Targeted at industries with dynamic product life cycles, like high technology, we provide a broad range of technical support services focused on achieving measurable, total customer satisfaction. We employ technically trained and dedicated teams on an integrated, multi-channel platform to provide comprehensive technical product support. We tailor the technical support processes to our client's needs, including required activities, escalation procedures, and system-level reporting. By analyzing product-related call patterns gathered from the technical support function, we are able to provide additional insight into future product development initiatives.

SITEL's technical support services include:

- *handling troubleshooting calls*
- *responding to software and hardware problems*
- *providing support for Internet service problems*
- *managing corporate help desks*
- *providing warranty or post-warranty support*

RISK MANAGEMENT

We provide international risk management programs for large corporations. We believe in a consultative approach, sharing industry-wide best practices in order to tailor a unique solution for each of our client's specific needs. We always design programs with the client in mind to ensure optimal loss mitigation while emphasizing customer retention.

Our risk management solutions include:

- *pre- and post-charge-off collections*
- *early fraud identification*
- *credit card activations*
- *property recovery programs*
- *skip tracing*
- *disaster prevention and recovery*

PROFESSIONAL SERVICES

Designed to optimize every aspect of the day-to-day operation of both outsourced and internal contact centers, we offer operational and technology professional services to clients worldwide. We help clients align their business with their customers by helping them plan and execute appropriate customer relationship management strategies. Our expertise also includes the ability to deliver complex information technology services, as well as ongoing management services related to the successful operation of large-scale contact centers.

Our professional services include:

- *analysis and segmentation of customer databases*
- *instructional design and training delivery*
- *development and implementation of customer contact strategies*
- *systems design and development*
- *analysis of current customer sales/support environments*
- *requirements analysis and process development*
- *analysis and planning for contact center consolidation/centralization*
- *process modeling/workflow mapping*
- *contact center efficiency analysis*
- *best practice analysis and work instruction development*
- *contact center implementation planning*



THE CLIENT

SITEL is under contract to one of the world's leading Internet Service Providers (ISPs) to provide technical support to thousands of customers throughout the United States. Calls are routed to SITEL contact centers in the United States and India, where 900 highly trained customer service professionals (CSPs) take care of everything from connectivity issues to billing inquiries.

THE STORY

When Mary Blackshaw, a homemaker in St. Louis, Missouri, decided to upgrade the software provided by her ISP, something went wrong. Although she could get a connection, somehow her web browser stopped working. She called the 800 number provided by her ISP, which connected her directly to Anandi Kishore, a SITEL CSP in India dedicated to the ISP's account. Anandi asked her a series of questions designed to pinpoint the problem. Apparently, with the installation of the upgraded software, some of her Internet configurations had been erased. She had Mary up and running in 15 minutes—a real accomplishment in the world of ISP tech support. By quickly responding to and resolving Mary's issue—on the first call—Anandi was able to turn a negative situation into a positive one, ultimately helping the client to retain another happy and satisfied customer.

THE SITEL ADVANTAGE

Training—and having sufficient staff on hand at peak calling times—is the key to effective technical support. Typically, a SITEL CSP receives several weeks of training for a tech support position. In India, SITEL employs college-educated, certified technical experts to serve English-speaking customers, most of whom will never know the personalized service they are receiving is being provided by someone half a world away. Our state-of-the-art telecommunications and network capabilities are concentrated on keeping offshore operations completely transparent to clients and customers. We use the same operating platform, same reporting, same management team, and—most importantly—the same friendly, dedicated, professional CSPs we are known for everywhere we operate.

THE CLIENT

A large state-owned utility in New Zealand has outsourced almost all of its customer care operations to SITEL, including billing and other finance-related applications. They chose SITEL for its ability to handle high volumes of differing service requests with care and professionalism.

THE STORY

Last spring, Timothy Lambert received a surprising electricity bill; he had switched to gas two months earlier and expected his charges to be significantly lower than the invoiced amount. The biggest issue for Jane Shaw, the customer service professional (CSP) who handled the call at SITEL's contact center in Hamilton, New Zealand, was calming Timothy down and reassuring him that the problem would be resolved. She asked for his account number, checked the utility's database, and found that the invoice had been based on an estimated rather than an actual meter reading. Estimations, while generally providing an accurate approximation of consumption, may differ based on seasonal and circumstantial fluctuations. Once Jane discovered this, she asked Timothy whether he was able to supply her with his current meter reading. Timothy advised her that he was calling from work and would have to ring back later that evening. That night, Timothy called back, and the call was answered by Brendon Smith. By accessing the customer's account, Brendon quickly saw the details of the earlier call. Timothy provided his meter reading, and Brendon was able to advise him of the current amount he owed. With new details of Timothy's electricity consumption, Brendon created a revised invoice that was sent the next day.

THE SITEL ADVANTAGE

Because SITEL's CSPs have access to a sophisticated computer network that connects them to the client's database and billing systems, they can quickly access pertinent information to provide quality customer service, such as notes and times of previous customer calls, meter readings, bills and payments, and past due notices. This 360 degree view of the customer means that SITEL CSPs are equipped to promptly answer customer questions and solve customer problems.





SITEL delivers state-of-the-art customer support services uniquely tailored to the specific business practices of a broad range of vertical industries. Developed in close collaboration with our clients and partners, our industry solutions enable organizations to manage and optimize customer relationships across multiple touch points, including the Internet, field, retail, distribution channels, and the contact center.

SITEL's industry solutions serve the consumer products, financial services, insurance, telecommunications, technology, and energy and utilities industries.

CONSUMER PRODUCTS

We provide a full range of customer support services for leading consumer products, retail, manufacturing, automotive, and publishing companies. These services run the gamut from responding to customer inquiries to developing and launching new products and sales campaigns, from managing product recalls to performing quality survey and market analyses. Our services are customized to suit the needs of the individual company.

Examples of recent initiatives for consumer products companies include:

- *reducing open order ticket backlogs to capitalize on near-term revenue opportunities*
- *establishing exclusive departments for high-end customer service*
- *negotiating service fees and setting in-home service appointments*
- *developing troubleshooting techniques and solutions for new products*
- *developing online knowledge bases*
- *providing back office support specializing in product return authorizations and handling the end-to-end return process*

FINANCIAL SERVICES

SITEL specializes in providing contact center and customer support services for financial institutions worldwide. We focus on helping to locate, acquire, and retain customers for these organizations by developing innovative and cost-effective direct marketing, customer care, and other customer contact services.

We develop and execute programs for a wide range of leading financial services companies, including:

- *banks*
- *leasing companies*
- *credit grantors*
- *mutual fund companies*
- *auto finance companies/subsidiaries*
- *retail financing companies*
- *brokerage firms*
- *service providers*
- *mortgage companies*
- *other financial institutions*

Our customer care activities in the financial services segment range from answering questions regarding lease terms to taking and processing loan applications, from balance transfer services to sophisticated online banking support. Our customer service professionals handle accounts receivable management and fraud prevention calls.

We also conduct integrated sales activities on behalf of clients such as merchant and customer acquisition, customer retention and loyalty programs, lead generation, and appointment scheduling—programs designed to meet the needs of each client.

"Our industry solutions enable organizations to manage and optimize customer relationships across multiple touch points."

INSURANCE

Over the past 15 years, SITEL has substantially grown and developed its customer contact center competencies and capacity to serve the insurance industry. We provide support to the accidental death and disability, credit life, and supplemental health insurance markets. SITEL offers sales and service across a full range of insurance products, from fully underwritten property and casualty and life and health products to non-underwritten, guaranteed issue products such as hospital accident protection, hospital indemnity protection, health care discount plans, and mechanical breakdown and credit protection.

In addition to the direct sale of insurance products for our clients, SITEL provides a variety of support services specifically designed to enhance the identification, servicing, and retention of insurance customers, including:

- *sales support*
- *after-hours agent support*
- *emergency roadside assistance*
- *claims processing*
- *full back office support*

In North America, we operate a complete licensing and development department, as well as state-certified training centers. We use cutting-edge technology systems to track and manage our insurance agent population and ensure that all sales and services are compliant with state requirements. We support approximately 400 licensed agents with over 14,000 licenses and 20,000 company appointments serving all 50 states and Washington, D.C., as well as major Canadian provinces.

TELECOMMUNICATIONS, ISP, AND CABLE

Our sales and customer service activities extend to domestic and international long-distance providers, local exchange carriers, cellular and PCS providers, Internet Service Providers, telecommunications equipment manufacturers, and cable and satellite TV companies, and include:

- *account management*
- *customer acquisition*
- *fulfillment*
- *new product launches*
- *loyalty and retention programs*
- *warranty and entitlements*
- *call blending/up-sell and cross-sell*
- *facilities management*
- *database management*

We provide these services across a mix of product lines such as access lines, vertical services, Internet access, long distance, cellular PCS, and ISDN data services.

TECHNOLOGY

We also provide technical sales, technical support, and customer support services for computer hardware manufacturers, software publishers, and PDA and other wireless device suppliers. These services include:

- *product launches*
- *complete sales and account management programs*
- *strategic product support*
- *corporate help desk*
- *warranty or post-warranty support*
- *sunset product support*

ENERGY AND UTILITIES

Our customers in this segment include public and private energy and utility companies such as electric power, natural gas, water, and integrated energy providers. Our services include:

- *sales support*
- *customer acquisition*
- *customer service*
- *direct sale and cross-sale activities*
- *brand development*
- *loyalty campaigns*
- *database management*
- *development and professional services*









THE CLIENT

This leading provider of computing, printing, and imaging solutions makes and distributes products around the world. Handling pre-sales inquiries, customer care, help desk, and technical support services, we have been providing support for this global client since 1998. Through four customer contact centers, SITEL's customer service professionals (CSPs) provide welcome desk, help desk, and technical support in English, French, Spanish, Portuguese, and Arabic.

THE STORY

In March 2001, Isabel Mendez toured Italy and Greece with her new digital camera. In April, when she got back to her home in Spain, she found that her digital camera didn't recognize the compact flash card, and she was unable to extract her photographs. All the images of her trip seemed lost. She called the toll-free number for the manufacturer, reached our contact center in Madrid, Spain, and spoke with Marta Fernández. Marta began the process with troubleshooting and quickly determined that there was, indeed, some problem with the card itself. She asked Ms. Mendez to send the card to our in-house client test laboratory so that we could test it. Using this facility and the technology provided by the client, our technicians were able, using the client's training and support experience, to extract all the images from the flash card, put them on a CD-ROM, and send them back to Ms. Mendez. We recovered all her memories, a priceless service, at no cost to her.

THE SITEL ADVANTAGE

Each year, SITEL handles around one million minutes a month of customer contacts for this client, from four customer contact centers across both Europe and North America, all linked by a common technology platform. Our world-class infrastructure and expertise—combined with our best practice approach and end-to-end customer care solutions—make this possible. Still, it all comes down to the human touch. Ultimately, it is our CSPs' focus on personalized service, technical knowledge, and attention to detail that keeps our clients and their customers happy.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years Ended December 31, *(in thousands, except share data)*	**2001**	2000	1999
REVENUES	**$725,048**	$764,447	$737,522
Operating expenses:			
Direct labor and telecommunications expenses	**411,066**	398,809	373,518
Subcontracted and other services expenses	**36,949**	51,452	59,024
Operating, selling, and administrative expenses	**260,550**	271,890	277,084
Asset impairment and restructuring expenses	**26,185**	3,520	9,596
Total operating expenses	**734,750**	725,671	719,222
OPERATING INCOME (LOSS)	**(9,702)**	38,776	18,300
OTHER INCOME (EXPENSE):			
Interest income	**924**	781	523
Interest expense	**(12,566)**	(12,848)	(13,308)
Other income (expense), net	**(2,606)**	(311)	316
Total other expense, net	**(14,248)**	(12,378)	(12,469)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	**(23,950)**	26,398	5,831
Income tax expense (benefit)	**(2,317)**	12,570	6,336
Minority interest	**947**	1,087	304
NET INCOME (LOSS)	**$ (22,580)**	$ 12,741	$ (809)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	**73,424**	71,052	66,550
Diluted	**73,424**	75,201	66,550
INCOME (LOSS) PER COMMON SHARE:			
Basic	**$ (0.31)**	$ 0.18	$ (0.01)
Diluted	**$ (0.31)**	$ 0.17	$ (0.01)

CONSOLIDATED BALANCE SHEETS

At December 31, *(in thousands, except share data)*	**2001**	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 22,156**	$ 19,897
Trade accounts receivable (net of allowance for doubtful accounts of **$5,208** and $6,456, respectively)	**129,180**	146,662
Prepaid expenses	**6,200**	8,376
Deferred income taxes	**6,358**	3,769
Other assets	**7,133**	7,968
Total current assets	**171,027**	186,672
PROPERTY AND EQUIPMENT, NET	**91,293**	99,793
OTHER ASSETS:		
Goodwill, net	**73,216**	78,443
Deferred income taxes	**9,398**	7,338
Other assets	**10,532**	7,976
TOTAL ASSETS	**$355,466**	$380,222
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable	**$ —**	$ 302
Current portion of long-term debt	**—**	1,120
Current portion of capital lease obligations	**2,366**	3,964
Trade accounts payable	**25,068**	27,906
Income taxes payable	**4,087**	4,099
Deferred income taxes	**717**	307
Accrued wages, salaries, and bonuses	**26,014**	26,728
Accrued operating expenses	**34,953**	23,446
Deferred revenue and other	**5,145**	5,217
Total current liabilities	**98,350**	93,089
LONG-TERM DEBT AND OTHER LIABILITIES:		
Long-term debt, excluding current portion	**100,000**	100,000
Capital lease obligations, excluding current portion	**7,040**	8,341
Deferred compensation	**1,755**	2,448
Deferred income taxes	**533**	461
Total liabilities	**207,678**	204,339
MINORITY INTERESTS	**7,748**	6,301
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, voting, $.001 par value 200,000,000 shares authorized, **74,357,579** and 72,075,229 shares issued and outstanding, respectively	**74**	72
Paid-in capital	**168,731**	168,640
Accumulated other comprehensive loss	**(26,148)**	(19,388)
Retained earnings (accumulated deficit)	**(2,369)**	20,258
Less treasury stock, at cost, 145,396 common shares	**(248)**	—
Total stockholders' equity	**140,040**	169,582
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$355,466**	$380,222

SITEL CORPORATE INFORMATION

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

James F. Lynch, Director
Chairman and CEO, SITEL Corporation

Kelvin C. Berens, Director[1]
Managing Director, Berens & Tate

Rohit M. Desai, Director[1,2]
Chairman and President,
Desai Capital Management Inc.

Mathias J. DeVito, Director[1,2]
Chairman Emeritus, The Rouse Company

Bill L. Fairfield, Director
Executive Vice President, SITEL Corporation

Georgre J. Kubat, Director[1,2]
Chief Executive Officer,
Phillips Manufacturing Co.

Dale W. Saville
Executive Vice President, SITEL Corporation

Dale R. Schuster
Executive Vice President, SITEL Corporation

James E. Stevenson Jr.
Executive Vice President
and Chief Financial Officer, SITEL Corporation

[1] *Member of the Audit Committee*
[2] *Member of the Compensation Committee*

CORPORATE HEADQUARTERS

SITEL Corporation
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505
E-mail: info@sitel.com

WEB SITE

www.sitel.com

COMMON STOCK LISTING

New York Stock Exchange: SWW

TRANSFER AGENT

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
800-519-3111

INDEPENDENT AUDITORS

KPMG LLP
111 S. Calvert Street
Baltimore, MD 21202-6199

STOCKHOLDER INFORMATION

This is a summary report only. A copy of the SITEL Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available free of charge upon written request to the Company.

ANNUAL MEETING

The 2002 annual meeting of SITEL shareholders will be held on Friday, May 3, 2002, at 9:30 a.m. Central Daylight Savings Time, at the Omaha Marriott, 10220 Regency Circle, Omaha, Nebraska, USA.

FORWARD-LOOKING STATEMENT

This report may contain statements that are not historical facts, but are forward-looking in nature. Actual results may differ materially. Additional information concerning factors that could cause such differences can be found in SITEL's Annual Report on Form 10-K for the year ended December 31, 2001, and in other SITEL reports and documents filed with the Securities and Exchange Commission.

The customer stories in this Summary Annual Report depict actual services performed, but are meant for illustrative purposes only.

SITEL GLOBAL ADDRESS LIST

SITEL CORPORATION HEADQUARTERS
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505

SITEL ASIA PACIFIC
(Australia)
Level 18
1 Oxford Street
Darlinghurst
NSW 2010
Australia
+61 2 9273 5000

(New Zealand)
Level 19
Phillips Fox Tower
209 Queen Street
Auckland
New Zealand
+64 9 375 5100

(Singapore)
SITEL Singapore
2 Tampines Central 6 #07-01
NTUC Income Tampines Point
Singapore 529 483
+65 6781 4333

SITEL CARIBBEAN
The Freezone
Montego Bay
Jamaica, West Indies
876 951 7900

SITEL CENTRAL EUROPE
(Belgium, France, Germany, Netherlands)
Woluwelaan 158
1831 Diegem
Belgium
+32 2 713 95 11

SITEL CONSUMER
(North America)
7277 World Communications Drive
Omaha, NE 68122
United States
+1 402 963 6810

SITEL ENERGY AND UTILITIES
(North America)
350 Bloor Street East
5th Floor
Toronto, Ontario M4W 1H4
Canada
+1 416 932 2000

SITEL ENTERPRISE SOLUTIONS GROUP
7277 World Communications Drive
Omaha, NE 68122
United States
+1 402 963 6810

SITEL FINANCIAL SERVICES
(North America)
7277 World Communications Drive
Omaha, NE 68122
United States
+1 402 963 6810

SITEL IBERLAT
(Iberica and Latin America)
C/ de la Retama, 7
Edificio Indocentr
28045 Madrid
Spain
+34 91 379 74 74

SITEL INDIA
4-A Parke-Davis Complex (Main)
Andheri-Kurla Road
Saki Naka, Andheri
Mumbai, India 400 072
+91 22 852 7907

SITEL INSURANCE
(North America)
7277 World Communications Drive
Omaha, NE 68122
United States
+1 402 963 6810

SITEL NORDIC
Nikolaigatan 1-3
Orebro
Sweden
+46 19 16 60 00

SITEL RISK MANAGEMENT
3587 Parkway Lane
Norcross, GA 30092
United States
+1 770 248 9909

SITEL TECHNOLOGY
(North America)
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505

SITEL TELCO, ISP AND CABLE
(North America)
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505

SITEL UK AND IRELAND
Wolsey Business Park
Tolpits Lane
Watford
Hertfordshire
WD1 8GJ
United Kingdom
+44 1932 242 500

SITEL®

SITEL Corporation
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505
www.sitel.com